POAGE BANKSHARES, INC.
1500 Carter Avenue
Ashland, Kentucky 41101

July 7, 2011

Via Email and EDGAR
cfitedgar@sec.gov

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Poage Bankshares, Inc.
Registration Statement on Form S-1 (Registration No. 333-172192)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Poage Bankshares, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 2:00 p.m. on July 11, 2011, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Darryl E. Akers
Darryl E Akers
Vice Chairman, Co-President, Co-Chief Executive Officer and Chief Financial Officer
(Duly Authorized Representative)